SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 5)

                               Quintus Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    748798105
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                       (Name, address and telephone number
                                    of person
                authorized to receive notices and communications)

                               September 17, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748798105                 13D/A                 Page 2 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              RCG Carpathia Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 3 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ramius Securities, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 BD
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 4 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                     SPhinX Distressed (RCG Carpathia), Segregated Portfolio
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
SPhinX Distressed (RCG Carpathia), Segregated Portfolio is not a legal entity, but is a segregated account of SPhinX Distressed Fund SPC, a Cayman Islands company.
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 5 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ramius Capital Group, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 6 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                       C4S & Co., L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS ** 00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 7 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 8 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 9 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,519,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,519,000
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 5,519,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

Approximately 13.8% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 748798105                 13D/A                 Page 10 of 15 Pages

Item 1.     Security and Issuer.

     This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D ("Schedule 13D") originally filed on September 18, 2002, as amended by Amendment No. 1 filed on October 11, 2002, Amendment No. 2 filed on October 15, 2002, Amendment No. 3 filed on October 28, 2002, and Amendment No. 4 filed on November 18, 2002 by (i) RCG Carpathia Master Fund, Ltd., a Cayman Islands company ("Carpathia"); (ii) SPhinX Distressed (RCG Carpathia), Segregated Portfolio ("SPhinX"), a segregated account of SPhinX Distressed Fund SPC, a Cayman Islands company (the "Fund"); (iii) Ramius Securities, L.L.C. ("Ramius Securities"), a Delaware limited liability company, and which is also a broker-dealer affiliated with Ramius (defined below); (iv) Ramius Capital Group, LLC, a Delaware limited liability company ("Ramius"), which serves as an investment advisor of Carpathia and SPhinX; (v) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of Ramius; (vi) Peter A. Cohen ("Mr. Cohen"), who serves as one of the Managing Members of C4S; (vii) Morgan B. Stark ("Mr. Stark"), who serves as one of the Managing Members of C4S; and (viii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the Managing Members of C4S; with respect to the common shares, par value $0.001 per share (the "Common Stock"), of Quintus Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 47212 Mission Falls Court, Fremont, California 94539. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as set forth below.

     A. SPhinX Distressed (RCG Carpathia), Segregated Portfolio

             (a) Aggregate number of shares beneficially owned: 5,519,000

                 Percentage: 13.8% The percentages used herein and in the rest of Item 5 are calculated based upon 39,997,348 shares, which reflects the shares of Common Stock issued and outstanding as of July 31, 2002, as reflected in the Company's quarterly report for the period ended June 30, 2000 filed August 14, 2000.

             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 5,519,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 5,519,000

             (c) During the past 60 days, SPhinX has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

             (d) SPhinX is a segregated portfolio of the Fund, a Cayman Islands company, and is managed by Ramius. The Fund is an index fund which invests in various securities. Participants in the Fund will be reporting their holdings of the Common Stock under cover of a separate filing on Schedule 13-G or

CUSIP No. 748798105                 13D/A                 Page 11 of 15 Pages

                 Schedule 13-D. Ramius, the investment advisor of SPhinX, has the power to direct some of the affairs of SPhinX, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

             (e) Not applicable.

     B. RCG Carpathia Master Fund, Ltc.

             (a) Aggregate number of shares beneficially owned: 5,519,000

                 Percentage: 13.8%

             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 5,519,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 5,519,000

             (c) During the past 60 days, Carpathia has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

             (d) Ramius, the investment advisor of Carpathia, has the power to direct some of the affairs of Carpathia, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

             (e) Not applicable.

     C. Ramius Securities, L.L.C.

             (a) Aggregate number of shares beneficially owned: 5,519,000

                 Percentage: 13.8%

             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 5,519,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 5,519,000

             (c) During the past 60 days, Ramius Securities has entered into, in open market sales, the transactions described on Schedule A, which is incorporated by reference.

CUSIP No. 748798105                 13D/A                 Page 12 of 15 Pages

             (d) Ramius Securities is a broker dealer affiliated with Ramius.
                 C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

             (e) Not applicable.

     D. Ramius Capital Group, L.L.C.

             (a) Aggregate number of shares beneficially owned: 5,519,000

                 Percentage: 13.8%

             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 5,519,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 5,519,000

             (c) Ramius did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Ramius Securities, Carpathia and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

             (d) C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

             (e) Not Applicable.

     E. C4S & Co., L.L.C.

             (a) Aggregate number of shares beneficially owned: 5,519,000

                 Percentage: 13.8%

             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 5,519,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 5,519,000

             (c) C4S did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Carpathia, Ramius Securities and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

CUSIP No. 748798105                 13D/A                 Page 13 of 15 Pages

             (d) Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members
                 of C4S and in that capacity direct its operations.

             (e) Not Applicable.

     F. Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

             (a) Aggregate number of shares beneficially owned: 5,519,000

                 Percentage: 13.8%

             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 5,519,000
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 5,519,000

             (c) Mr. Cohen, Mr. Stark and Mr. Strauss did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Carpathia, Ramius Securities and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

             (d) Not Applicable.

             (e) Not Applicable.

CUSIP No. 748798105                 13D/A                 Page 14 of 15 Pages



                                            SCHEDULE A


                                     PURCHASES OF COMMON STOCK


                                                                                   Aggregate Purchase
                                Date of                         Price Per           Price (including
         Purchaser             Purchase         Quantity          Share            commissions, if any)
---------------------------- -------------- ------------------ ------------- -------------------------------

RAMIUS SECURITIES               BAL FWD          580,000
RAMIUS SECURITIES               8/4/03           37,700           0.1860                7,012.20
RAMIUS SECURITIES               8/6/03            7,600           0.2126                1,615.80
RAMIUS SECURITIES               9/17/03          72,500           0.2279               16,522.80
                                            ------------------
                                                697,800
                                            ------------------


RCG CARPATHIA                   BAL FWD         4,204,141
RCG CARPATHIA                   8/4/03           146,653          0.1860               27,277.46
RCG CARPATHIA                   8/6/03           29,564           0.2126                6,285.46
RCG CARPATHIA                   9/17/03          282,025          0.2279               64,273.69
                                            ------------------
                                                4,662,383
                                            ------------------


SPHINX DISTRESSED FUND          BAL FWD          145,859
SPHINX DISTRESSED FUND          8/4/03            4,147           0.1860                 771.34
SPHINX DISTRESSED FUND          8/6/03             836            0.2126                 177.74
SPHINX DISTRESSED FUND          9/17/03           7,975           0.2279                1,817.51
                                            ------------------
                                                 158,817
                                            ------------------


CUSIP No. 748798105                 13D/A                 Page 15 of 15 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: September 19, 2003

RCG CARPATHIA MASTER FUND, LTD.            SPhinX Distressed (RCG Carpathia),
                                           Segregated Portfolio
By: Ramius Capital Group, LLC,
    its Investment Manager                 By: Ramius Capital Group, LLC, its
                                               portfolio manager


By:/s/ Morgan B. Stark                     By:/s/ Morgan B. Stark
   -------------------------------            ------------------------------
   Name:  Morgan B. Stark                     Name:  Morgan B. Stark
   Title: Managing Member                     Title: Managing Member


RAMIUS SECURITIES, L.L.C.                  RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                       By: C4S & Co., L.L.C.,
as Authorized Person                       as Managing Member
                                           By: Morgan B. Stark,
                                           as Managing Member

/s/ Morgan B. Stark                        /s/ Morgan B. Stark
----------------------------------         ---------------------------------


C4S & CO., L.L.C.                          MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member


/s/ Morgan B. Stark                        /s/ Morgan B. Stark
----------------------------------         ---------------------------------


PETER A. COHEN                             THOMAS W. STRAUSS




/s/ Peter A. Cohen                         /s/ Thomas W. Strauss
----------------------------------         ---------------------------------